SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34911; File No. 812-15448

Calamos Aksia Alternative Credit and Income Fund, et al.

May 8, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice

Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 thereunder to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 thereunder.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Calamos Aksia Alternative Credit and Income Fund, Calamos Advisors LLC, Aksia LLC, Abacus Private Credit, L.P., High Sierra Credit Investors LP, PERSLA Opportunistic Fund LP, and TRS Coriolis LP.

Filing Dates: The application was filed on March 28, 2023, and amended on April 26, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on June 1, 2023, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov   Applicants: Chris Jackson at cjackson@Calamos.com.

FOR FURTHER INFORMATION CONTACT: Jennifer O. Palmer, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated April 26, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary